UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)*

  _________________________________
Northern Oil and Gas, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
665531109
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 2, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,875,348 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,875,348 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON* IA, PN

(1)  Consisting of 3,137,591 shares of common stock, par value $0.001 per share (“Common Stock”), of Northern Oil and Gas, Inc. (the “Issuer”) and the number of shares of Common Stock which may be received upon conversion of the 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) of the Issuer.
  *  Based on 66,172,097 shares of Common Stock of the Issuer outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG GP LLC (formerly AG Partners LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,875,348 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,875,348 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON* OO, HC

(1)  Consisting of 3,137,591 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.

 * Based on 66,172,097 shares of Common Stock of the Issuer outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.

CUSIP No. 665531109		13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,875,348 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,875,348 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON* IN, HC

(1)  Consisting of 3,137,591 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.

 * Based on 66,172,097 shares of Common Stock of the Issuer outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,875,348 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,875,348 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON* IN, HC

(1)  Consisting of 3,137,591 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.

 * Based on 66,172,097 shares of Common Stock of the Issuer outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly known as AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”), filed on October 21, 2019, Amendment No. 2 to Schedule 13D (the “Amendment No. 2”), filed on November 5, 2019, Amendment No. 3 to Schedule 13D (the “Amendment No. 3”), filed on November 11, 2019, Amendment No. 4 to Schedule 13D (the “Amendment No. 4”), filed on November 20, 2019, Amendment No. 5 to Schedule 13D (the “Amendment No. 5”), filed on January 22, 2020, Amendment No. 6 to Schedule 13D (the “Amendment No. 6”), filed on February 13, 2020, Amendment No. 7 to Schedule 13D  (the “Amendment No. 7”), filed on February 25, 2020, Amendment No. 8 to Schedule 13D (the “Amendment No. 8”), filed on March 10, 2020, Amendment No. 9 to Schedule 13D (the “Amendment No. 9”), filed on May 26, 2020, Amendment No. 10 to Schedule 13D (the “Amendment No. 10”), filed on October 28, 2020 and Amendment No. 11 to Schedule 13D (the “Amendment No. 11) filed on January 12, 2021 (the “Schedule 13D”).

This Amendment No. 12 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a) This statement is filed by: (i) Angelo Gordon, (ii) AG GP, (iii) Josh Baumgarten and (iv) Adam Schwartz (collectively with Angelo Gordon, AG GP, and Mr. Baumgarten, the “Reporting Persons”).
Angelo Gordon, in its capacity as investment manager to certain managed accounts and investment fund vehicles (collectively, the “Accounts”), has sole power to vote all shares of Common Stock held in the Accounts and to dispose of all shares of Common Stock held in the Accounts. Mr. Baumgarten and Mr. Schwartz are the managing members of AG GP, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz, and AG GP may be deemed to control Angelo Gordon.

(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.

(c) The principal business of Angelo Gordon is the management of the assets and activities of the Accounts. The principal business of AG GP is acting as the general partner of Angelo Gordon.  The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of AG GP and the co-chief executive officers of Angelo Gordon.

(d) None of the Reporting Persons nor any of the Accounts have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor any of the Accounts have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Angelo Gordon is a Delaware limited partnership. AG GP is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

Since the closing of the Exchange Offer, Subscription Offer and Purchase Agreement and the Securities Purchase Agreement, the Accounts have paid an additional $34,220,864 for the Preferred Stock, reported as held in Item 5.

The Accounts paid an aggregate of $49,745,638 for shares of Common Stock, excluding shares issuable upon the conversion to Preferred Stock, reported in Item 5.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 66,172,097 shares of Common Stock outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 4,875,348 shares of Common Stock and the power to dispose of 4,875,348 shares of Common Stock held in the Accounts, consisting of 3,137,591 shares of Common Stock held in the Accounts, with the remaining shares of Common Stock consisting of shares issuable upon the conversion of the Preferred Stock, as limited by the Conversion Cap if the percent beneficially owned would be in excess of 9.99%. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 4,875,348 shares of Common Stock and the power to dispose of 4,875,348 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 4,875,348 shares of Common Stock and the shared power to dispose of 4,875,348 shares of Common Stock held in the Accounts. As a  co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 4,875,348 shares of Common Stock and the shared power to dispose of 4,875,348 shares of Common Stock held in the Accounts.
(c) The transactions by the Accounts in the securities of the Issuer during the past sixty days are set forth in Schedule A, which is incorporated herein by reference..
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:
As of 4 pm on September 7, 2021, the Accounts have sold exchange-traded call options at an exercise price of $20 relating to 920,000 shares of Common Stock.  Options relating to 470,000 shares expire on March 18, 2022, and the remaining options expire December 17, 2021.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2021
ANGELO, GORDON & CO., L.P.

By: AG GP, LLC
Its General Partner

By: /s/ Josh Baumgarten
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG GP, LLC

By: /s/ Josh Baumgarten
Its Co-Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JOSH BAUMGARTEN

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

ADAM SCHWARTZ

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

Schedule A
Trans Type	Trade Date	Investment	Quantity	Unit Price
Buy	08/09/2021	Preferred Stock	4,329	96.13
Buy	08/16/2021	Preferred Stock	7,671	94.15
Buy	08/18/2021	Preferred Stock	10,000	93.00